Issuer Free Writing Prospectus

Filed by: Concho Resources Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-161809

Concho Resources Inc.

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 14, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.
Security Description:	5.5% Senior Notes due 2023
Distribution:	SEC Registered
Size:	$700,000,000
Maturity:	April 1, 2023
Coupon:	5.5%
Price:	100% of face amount
Yield to maturity:	5.5%
Spread to Benchmark Treasury:	+381 basis points
Benchmark Treasury:	UST 7.125% due February 15, 2023
Interest Payment Dates:	April 1 and October 1 beginning October 1, 2012
Gross Proceeds:	$700,000,000
Net Proceeds to the Issuer (before expenses):	$689,500,000
Redemption Provisions:
First call date:	October 1, 2017
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing October 1, 2017: 102.750% Commencing October 1, 2018: 101.833% Commencing October 1, 2019: 100.917% Commencing October 1, 2020 and thereafter: 100.000%
Redemption with proceeds of equity offering:	Prior to October 1, 2015, up to 35% may be redeemed at 105.500%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	August 14, 2012
Settlement:	(T+3); August 17, 2012
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	20605P AE1 / US20605PAE16
Form of Offering:	SEC Registered (Registration No. 333-161809)

Joint book-running managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Wells Fargo Securities, LLC

Senior Co-managers:	BMO Capital Markets Corp. Credit Agricole Securities (USA), Inc. ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Junior Co-managers:

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

Deutsche Bank Securities Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Tudor, Pickering, Holt & Co. Securities, Inc.

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The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attention: Syndicate Desk; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway 7th Floor, New York, NY, 10038, Attention: Syndicate Operations, or by calling (800) 294-1322; Barclays Capital Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by sending an email to Barclaysprospectus@broadridge.com or by calling (888) 603-5847; or Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC 28202, by calling (800) 326-5897 or by sending an email to cmclientsupport@wellsfargo.com.

Additional Information

Offering Size

The Company has increased the offering of the Notes from $400 million aggregate principal amount to $700 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Pro Forma Ratio of Earnings to Fixed Charges

The following disclosure is hereby added as the last paragraph of “Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends” on page S-17:

For the six months ended June 30, 2012 and the year ended December 31, 2011, our consolidated ratio of earnings to fixed charges, giving effect to this offering, would have been 6.93 and 6.01, respectively.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-18 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

We expect the net proceeds from this offering to be approximately $688.6 million, after deducting estimated fees and expenses (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our credit facility.

Capitalization

The following numbers in the As Further Adjusted column under “Capitalization” on page S-19 and each other location where they appear in the Preliminary Prospectus Supplement are amended to read as follows:

June 30, 2012 As Further Adjusted (in thousands)
Cash and cash equivalents	$ 710
Long-term debt:
Credit facility	$680,779
Senior notes offered hereby	$700,000
Total long-term debt	$3,477,645
Total capitalization	$6,833,210

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